June 24, 2013

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

RE:

Pacific Booker Minerals

File No. 001-33649

Dear Ms. Jenkins:

In response to the Staff's comment letter dated June 14, 2013, the Company has amended its Form 20-F Annual Report for the fiscal year ended January 31, 2013. The Statement of Management's Responsibility and the Independent Auditor's Report have been amended, and the revised document refers to and opines on International Financial Reporting Standards as issued by the International Accounting Standards Board.

On behalf of the Company, I acknowledge that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/  Gregory Anderson

Gregory Anderson

Chief Executive Officer